**GENERAL MINERALS CORPORATION**
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642



**May 31, 2007**



U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek



Dear Sirs and Mesdames:

Re: **General Minerals Corporation** (the "Company")
Amendment to Application for Rule 12g3-2(b) Exemption
File No. 82-34810

Pursuant to Rule 12g3-2(f) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby amends the above-referenced Application for exemption from registration under the Exchange Act, as submitted to the Commission on or about **May 31, 2007**, by adding the following information to the Application:

"As of June 4, 2007, the Company will publish the information required under Rule 12g3-2(b)(1)(iii) at the following address(es):

- http://sedar.com/DisplayProfile.do?lang=EN&issuerType=03&issuerNo=00003905
- http://www.generalminerals.com



Please contact the undersigned if you have any questions. Thank you.

Very truly yours,

**General Minerals Corporation**

By: [signature]
William D. Filtness
Chief Financial Officer

END